October 7, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anna Abramson
Jan Woo

Re:	Desktop Metal, Inc.
Registration Statement on Form S-4
Filed October 7, 2021
Registration No. 333-259564

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective on Friday, October 8, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Desktop Metal, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Elisabeth Martin of Latham & Watkins LLP, counsel to the Company, at (617) 948-6018, or in her absence, Jennifer Yoon of Latham & Watkins LLP at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Desktop Metal, Inc.

By:	/s/ Ric Fulop
Ric Fulop
Chief Executive Officer, Chairman and Director

cc:   Meg Broderick, Desktop Metal, Inc.

Elisabeth Martin, Latham & Watkins LLP

Emily E. Taylor, Latham & Watkins LLP